Exhibit 1.01

Elbit Systems Ltd.
Conflict Minerals Report
For Year Ended December 31, 2013
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction

This is the Conflict Minerals Report (this “Report”) of Elbit Systems Ltd. (together with its subsidiaries, “Elbit Systems” or “we”) for calendar year 2013 presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934.

The Rule has been adopted by the U.S. Securities and Exchange Commission ("SEC") under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Pursuant to  the Rule, publicly traded companies such as Elbit Systems must report to the SEC whether “conflict minerals” (tantalum, tin, tungsten and gold) originating in the Democratic Republic of Congo ("DRC") or adjoining “covered countries” (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) are present in the products the reporting companies manufacture or contract to manufacture,  if the conflict minerals are necessary to the functionality or production of a product.  The Rule was adopted since the sale of conflict minerals mined in the DRC and other covered countries have funded armed conflicts in that region, and those conflicts have led to numerous human rights abuses and atrocities.

If a reporting company has reason to believe that its products may contain necessary conflict minerals then the company must conduct a reasonable country of origin inquiry ("RCOI"), through due diligence of its supply chain, designed to determine whether the conflict minerals originated in the DRC or other covered countries. If, based on the RCOI, the reporting company knows or has reason to believe that any of the necessary conflict minerals contained in its products may have originated in a covered country, and knows or has reason to believe that such conflict minerals may not be solely from recycled or scrap sources, the company must conduct further due diligence  to determine whether the necessary conflict minerals contained in the company's products financed, directly or indirectly, armed groups in the covered countries.  Products are considered "DRC conflict free" if they do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the covered countries.

Unless otherwise defined herein, the terms used in this Report have the meanings ascribed to them in the Rule, Form SD and SEC Release No. 34-67716 issued by the SEC on August 22, 2012.

Company Overview

Elbit Systems is an international defense electronics company engaged in a wide range of programs throughout the world. We operate in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance, unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. We also focus on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.

Elbit Systems designs, develops and manufactures a broad portfolio of sophisticated systems and products in numerous programs for our customers throughout the world.  Such products and systems often include a range of electronic components.

Conflict Minerals Compliance Policy

Elbit Systems’ policy is to use “conflict free” minerals in our products, and we support recent government and industry actions to increase supply chain transparency to facilitate the ability of companies to source conflict free minerals.

As part of our efforts to procure DRC conflict free minerals, during 2013 Elbit Systems adopted a Conflict Minerals Compliance Policy that is published on our website under www.elbitsystems.com. “About - Ethics and Conduct - Conflict Minerals Compliance Policy”.

Pursuant to our Conflict Minerals Compliance Policy, and as further described in this Report, we are taking measures to meet the applicable reporting obligations under the Rule, including enhancing our supply chain due diligence and internal controls relating to conflict minerals.  We are committed to sourcing materials from companies that share our values with respect to human rights, ethics and environmental responsibility. These supply chain values are reflected in our Supplier Code of Conduct which can be found on our website: www.elbitsystems.com.

Our policy relating to conflict minerals is an important part of our overall policy regarding responsible supply chain management, and our Supplier Code of Conduct calls for our supply chain to adopt our Conflict Minerals Compliance Policy.

Conflict Minerals Determination

Elbit Systems has determined that certain of the types of minerals that fall under the definition of conflict minerals are necessary to the functionality or production of some of our systems and products.  Pursuant to the measures described below, we determined that those of our systems and products that contain such necessary conflict minerals are “DRC conflict undeterminable.”

This Report has not been subject to an independent private sector audit, as allowed under the Rule for reporting companies whose products are DRC conflict undeterminable in 2013 or 2014.

Review of Applicability of Conflict Minerals to Elbit Systems

Elbit Systems is engaged in a broad range of activities in the defense, homeland security and certain commercial areas, many of which activities involve the manufacture and supply of systems and products that contain electronic components.

During the first half of 2013, we conducted a review of the materials contained in our systems and products and determined that certain of the types of conflict minerals are necessary to the functionality or production of electronic components contained in some of our systems and products.  As a company engaged in the supply of products that contain electronic components, Elbit Systems is several levels removed from the actual mining of conflict minerals.  We do not purchase raw core or unrefined conflict minerals, and we make no purchases in the covered countries.

Measures Taken in ROIC Process

In order to implement our Conflict Minerals Compliance Policy and conduct our ROIC process Elbit Systems adopted a number of measures.  These measures are based on internationally recognized practices, including those of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the "OECD Guidelines").

In addition to adopting our Conflict Minerals Compliance Policy, our compliance methodology includes several steps that are consistent with the OECD Guidelines.  These steps include: (1) establishing a multi-disciplinary conflict minerals compliance and management review team, (2) identifying applicable risks in the supply chain, (3) adopting a dedicated due diligence methodology for the ROIC, (4) monitoring the due diligence process and (5) reporting on the due diligence process.

Conflict Minerals Compliance and Management Review Team

We established a multi-disciplinary internal conflict minerals compliance and management review team that implements and monitors our Conflict Minerals Compliance Policy and ROIC process.  This team consists of specifically designated personnel from our purchasing, quality assurance, operations, materials engineering, information technology and legal departments.  This team was charged with developing and implementing the ROIC process and also with monitoring overall compliance with our Conflict Minerals Compliance Policy.

Identification of Supply Chain Risks

With the participation of our purchasing, quality assurance and materials engineering departments, we conducted a review of potential risks in our supply chain with respect to conflict minerals compliance. This review addressed both the potential for particular products to include conflict minerals as well as a process to establish prioritization of applicable suppliers for purposes of the ROIC.

During the second half of 2013, we identified suppliers in our supply chain that could potentially supply components containing the types of minerals considered as conflict minerals. We also established prioritization criteria for applicable suppliers for the ROIC process.

Due Diligence Measures

Following the risk identification process we then began a dedicated due diligence process with the relevant suppliers, including both suppliers of standard parts and suppliers of parts built to specifications,  to determine the conflict minerals status of the applicable minerals used in our manufacturing and other processes during 2013 and thereafter. We have thousands of suppliers that potentially are relevant for this process.

In conducting our due diligence for these purposes, Elbit Systems follows, among other practices, the OECD Guidelines.

Our due diligence measures, which are ongoing,  include conducting a supply-chain survey with direct suppliers of materials potentially containing the applicable conflict minerals using a questionnaire based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template for ROIC (the "EICC/GeSI Template").  Among other information, suppliers are requested to identify the following under the EICC/GeSI Template: (1) the country of origin of the conflict minerals contained in the components or products it provides to Elbit Systems, (2) the smelters in the supplier's supply chain for such conflict minerals, (3) whether such smelters have been confirmed as being in compliance with the Conflict Free Sourcing Initiative ("CFSI") Conflict Free Smelter list, (4) whether the supplier has its own conflict minerals policy that requires its own suppliers to be conflict minerals free and (5) whether the supplier uses the EICC/GeSI Template to conduct due diligence with its own suppliers. Our due diligence is conducted through a dedicated in-house questionnaire process, and in some cases with the support of third party due diligence providers.   Dedicated members of our conflict minerals compliance team monitor the due diligence questionnaire response process, and other members of the team provide overview of the overall process.

Determination Based on ROIC

As a result of the ROIC due diligence measures described above, we determined that our systems and products, for which the types of minerals covered under the definition of conflict minerals are necessary to the functionality or production thereof, are DRC conflict undeterminable. Elbit Systems makes this determination due to a lack of sufficient information to date from our suppliers to conclude to what extent the applicable minerals we purchase originated in the covered countries and, if so, whether such minerals were from recycled or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. While our due diligence measures to date have identified partial information relevant to the source of potential conflict minerals in our supply chain, due to the large number of suppliers, the multi-tiered nature of our supply chain and the complexity of our products and manufacturing processes, as of the date of this Report further information still needs to be obtained in order to make a determination as to whether all of our products and processes are DRC conflict free.

Ongoing Measures

Consistent with our Conflict Minerals Compliance Policy, Elbit Systems intends to continue with the due diligence process, including verification of identified smelters against the CFSI list.  We also intend to enhance other measures to further reduce the risk of purchasing minerals that are not DRC conflict free.